EXHIBIT 99.2

2003 ANNUAL REPORT

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

Annual Report Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

Commission File No. 000-33351

FPB BANCORP, INC.

A Florida Corporation (IRS Employer Identification No. 65-1147861)

1301 SE Port St. Lucie Boulevard

Port St. Lucie, FL 34952

(561) 398-1388

Securities Registered Pursuant to Section 12(b) of the

Securities Exchange Act of 1934:

NONE

Securities Registered Pursuant to Section 12(g) of the

Securities Exchange Act of 1934:

Common Stock, $0.01 Par Value

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-KSB.  ☐

The issuer’s revenues for its most recent fiscal year were $xxxxxxx.

There is no established trading market for the registrant’s capital stock. The aggregate market value of the stock held by nonaffiliates of the registrant at March 15, 2003 was $xxxxxxx, based on a per share price of $10.00, which is the price such stock was sold by registrant’s predecessors or corporation in its initial public offering. Although directors and executive officers of the registrant were assumed to be affiliates” of the registrant for purposes of this calculation, the classification is not to be interpreted as an admission of such status.

At March 15, 2003, there were xxx,xxx shares of the Registrant’s Common Stock outstanding.

Transitional Small Business Disclosure Format (check one):    Yes  ☐    No  ☒

Documents Incorporated by Reference

Portions of the registrant’s definitive Proxy Statement for the 2002 Annual Meeting of Shareholders and its 2001 Annual Report are incorporated by reference into Part III of this report.

CORPORATE PROFILE

FPB Bancorp, Inc. is a one-bank holding company incorporated in the State of Florida. FPB Bancorp, Inc. owns 100% of First Peoples Bank’s common stock. First Peoples Bank is a Florida state-chartered commercial bank. Our deposits are insured by the Federal Deposit Insurance Corporation. We provide a variety of banking services to small businesses and individuals in St. Lucie and Martin County, Florida. We currently have two retail banking offices located in Port St. Lucie, Florida and Stuart, Florida and are in the process of building a branch office expected to open in early 2004 in Fort Pierce, Florida. At December 31, 2003, we had total consolidated assets of $70.1 million and total consolidated stockholders’ equity of $7.4 million. For the year ended December 31, 2003, we had net earnings of $161,000.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements which represent our expectations or beliefs, including, but not limited to, statements concerning the banking industry and our operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “should,” “can,” “estimate,” or “continue” or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature may involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, changes in interest rates, and changes in the value of real estate and other collateral securing loans, among other things.

FINANCIAL HIGHLIGHTS

December 31, 2003 and 2002 or the Years Then Ended

(Dollars in thousands, except per share figures)

	2003	2002
At Year End:

Assets	$70,055	$58,767
Loans, net	$48,244	$41,662
Securities	$11,375	$6,697
Deposits	$61,064	$50,265
Stockholders’ equity	$7,372	$7,313
Book value per share	$9.01	$8.94
Shares outstanding	818,120	817,775
Equity as a percentage of assets	10.52%	12.44%
Nonperforming assets-to-total assets ratio	2.07	NIL

For The Year:

Interest income	$3,393	$3,203
Net earnings	$161	$74
Earnings per share basic and diluted	$.20	.11
Return on average assets	.25%	.14%
Return on average equity	2.19%	1.29%
Average equity as a percentage of average assets	11.34%	11.11%
Noninterest expenses to average assets	3.66%	3.53%

Yields and Rates:

Loan portfolio	6.74%	7.45%
Securities	3.05%	5.00%
Other interest-earning assets	2.40%	1.60%
All interest-earning assets	5.97%	6.52%
Deposits	2.16%	3.12%
Borrowings	—%	.84%
All interest-bearing liabilities	2.16%	3.10%
Interest-rate spread (1)	3.81%	3.42%
Net yield on average interest earning assets (2)	4.22%	4.21%

(1)	Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.
(2)	Net interest income divided by average interest-earning assets.

LETTER TO SHAREHOLDERS

March 15, 2004

Dear Shareholders:

We are pleased to present the Annual Report for FPB Bancorp, Inc. for the year ended December 31, 2003. It was a very interesting year in many respects and despite continued downward movement in loan rates we were able to maintain a competitive interest margin. Our total earnings more than doubled over the prior year and as a result we were able to declare a five-cent dividend to our shareholders. Although the dividend was small, the Board felt compelled to reward those of you who have been so faithful with your support and patronage.

We opened our second office in Stuart in early December and we hosted two very successful Grand Opening parties, with many shareholders, prospects and customers attending. Our new office gives us some unique growth opportunities, considering that a significant number of our shareholder base reside in the Stuart area. The office is located in the Colorado Plaza at 715 Colorado Avenue. We had planned to relocate our operations area to a separate facility in 2005, but we were able to secure sufficient space in the new facility to accommodate our backroom operation. Our very professional and competent staff in Stuart looks forward to assisting you with your banking needs.

We ended the year with $70 million in total assets, a 19% growth. We also closed with $48 million in total loans, an increase of 16% and deposits increased by 21% and totaled $61 million. We now service over 4,500 deposit and loan customers. Loan delinquencies have been at very acceptable and manageable levels. We continue to receive high marks from the various regulatory agencies that examine us.

We began construction on our new Fort Pierce office in October and I am proud to report that it is really beginning to take shape as a signature office complex. We are scheduled to open there in May of this year. We will be occupying the ground floor and will be utilizing some additional space upstairs for our lending department. We have contracted with a local commercial real estate broker to lease the 4,200 sq. ft. remaining on the second floor. The building will be similar to the Key West design of our Port St Lucie office. We are in the process of assembling our staff for the new north office and have already added several key people to our team in anticipation of that facility opening.

Our courier program continues to be a valuable asset to the bank. The program consists of a four person team that services a number of our commercial accounts that are not in close proximity to the bank. We now service over 120 business customers per week. Our couriers are First Peoples Bank goodwill ambassadors and they provide friendly, personal service to our customers at all of their stops daily. They provide an important link in our commitment to relationship banking.

First Peoples Bank continues to be a leader among area lenders in the Small Business Administration (SBA) loan program. As a result of that success, we have added a dedicated SBA lender to our staff this past year. SBA loans provide loan assistance to new and existing companies that may lack the capital to qualify for initial funding. The SBA program allows banks the option of providing financial assistance to these customers and offers varying degrees of loan guarantees depending upon which program is chosen. The guarantee of the loan comes directly from the US Government. We generated approximately $5.5 million in new SBA loans in 2003.

Our staff is involved in the community and is very active in numerous charitable functions and service organizations. Many of our employees are active members of area civic groups. First Peoples Bank has made a commitment to the communities we serve and having our staff involved in various area activities that promote and help the community is a part of that pledge.

We are very excited about the future of your bank in Martin and St. Lucie Counties. By midyear, we will operate three locations and serve the Port St. Lucie, Fort Pierce and Stuart markets. As a true community bank, we offer the best in personalized service and we are committed to serving your banking needs. Please stop in and visit each of our locations and, if you haven’t opened an account or applied for a loan, remember that you are our most important asset. As shareholders, you are a vital part of our success. First Peoples Bank is now recognized as a force in the Treasure Coast banking area.

On behalf of the entire bank and our directors and staff, we wish to once again thank you for your commitment to community banking.

Sincerely,

David W. Skiles
President & CEO

Gary A. Berger
Board Chairman

SELECTED FINANCIAL DATA

December 31, 2003, 2002, 2001 and 2000 and the Years Ended December 31, 2003, 2002, 2001 and 2000

and the Period Ended December 31, 1999(1)

(Dollars in thousands, except per share figures)

	2003	2002	2001	2000	1999
At Year End:

Cash and cash equivalents	$7,218	7,825	2,448	4,380	1,758
Securities	11,375	6,697	5,479	6,987	7,415
Loans, net	48,244	41,662	32,215	17,965	6,530
All other assets	3,218	2,583	1,564	1,200	973

Total assets	$70,055	58,767	41,706	30,532	16,676

Deposit accounts	61,064	50,265	33,933	25,814	11,797
All other liabilities	1,619	1,189	3,683	574	555
Stockholders’ equity	7,372	7,313	4,090	4,144	4,324

Total liabilities and stockholders’ equity	$70,055	58,767	41,706	30,532	16,676

For the Period:

Total interest income	$3,393	3,203	2,519	1,755	472
Total interest expense	993	1,135	1,046	815	172

Net interest income	2,400	2,068	1,473	940	300

Provision for loan losses	383	381	202	162	60

Net interest income after provision for loan losses	2,017	1,687	1,271	778	240

Noninterest income	620	264	214	141	30
Noninterest expenses	2,372	1,825	1,557	1,282	780

Earnings before income taxes	265	126	(72)	(363)	(510)
Income taxes	104	52	(23)	(136)	(173)

Net earnings	$161	74	(49)	(227)	(337)

Net earnings per basic and diluted share	$.20	.11	(.10)	(.46)	(.69)

Weighted-average number of shares outstanding for basic and diluted	817,785	660,352	489,410	489,410	489,440

Ratios and Other Data:

Return on average assets	.25%	.14%	(.14)%	(.93)%	(3.94)%
Return on average equity	2.19%	1.29%	(1.17)%	(5.40)%	(10.50)%
Average equity as a percentage of average assets	11.34%	11.11%	12.36%	17.19%	37.50%
Interest-rate spread during the period	3.81%	3.42%	3.27%	2.40%	2.46%
Net yield on average interest-earning assets	4.22%	4.21%	4.59%	4.13%	3.95%
Noninterest expenses to average assets	3.66%	3.53%	4.60%	5.24%	9.11%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.24	1.34	1.40	1.48	1.43
Nonperforming loans and foreclosed real estate as a percentage of total assets at end of year	2.07	NIL	NIL	NIL	NIL
Allowance for loan losses as a percentage of total loans at end of year	1.73%	1.31%	1.10%	1.11%	91%
Total number of banking offices	2	1	1	1	1
Total shares outstanding at end of year	818,120	817,775	489,410	489,410	489,410
Book value per share at end of year	$9.01	$8.94	$8.36	$8.47	$8.83

(1)	Period from April 26, 2000 (commencement of banking operations) to December 31, 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

December 31, 2003 and 2002 and for the Years Ended December 31, 2003 and 2002

General

FPB Bancorp, Inc. is a one-bank holding company incorporated in the State of Florida. FPB Bancorp, Inc. owns all of First Peoples Bank’s common stock. First Peoples Bank is a Florida state-chartered commercial bank. Our deposits are insured by the Federal Deposit Insurance Corporation. We opened for business on April 26, 1999 and provide a variety of banking services to small businesses and individuals in St. Lucie and Martin County, Florida. We currently have two retail banking offices located in Port St. Lucie, Florida and Stuart, Florida and plan to open a branch office in early 2004 in Fort Pierce, Florida. At December 31, 2003, we had total consolidated assets of $70.1 million and total consolidated stockholders’ equity of $7.4 million. For the year ended December 31, 2003, we had net earnings of $161,000.

Management’s Strategy

We are organized as a locally-owned, locally managed community financial institution, owned and managed by people who are actively involved in our market area and committed to our economic growth and development. With local ownership, management, and directors, we believe that we can be more responsive to the communities we serve. Local ownership will allow faster, more responsive and flexible decision-making which is not available at the majority of financial institutions in or near our market area which are branch offices of large regional holding company banks with headquarters located elsewhere in the United States.

Our principal business is to attract deposits from the general public and to invest those funds in various types of loans and other interest-earning assets. Funds are provided for the operations from the proceeds from the sale of investments, from amortization and repayment of outstanding loans and investments, from net deposit inflow, and from borrowings. Our earnings depend primarily upon the difference between (1) noninterest income, and the interest and fees we receive from loans, the securities held in our investment portfolio and other investments, and (2) the expenses we incur in connection with obtaining funds for lending (including interest paid on deposits and other borrowings) and expenses relating to day-to-day operations.

To the extent market conditions permit, our strategy is intended to insulate our interest rate gap from adverse changes in interest rates by maintaining spreads through the adjustability of our interest-earning assets and interest-bearing liabilities. Our ability to reduce interest-rate risk in our loan and investment portfolios depends upon a number of factors, many of which are beyond our control, including among others, competition for loans and deposits in our market area and conditions prevailing in the economy.

Our primary sources of funds for loans and for other general business purposes are our capital, deposits and loan repayments. We expect that loan repayments will be relatively stable sources of funds, while deposit inflows and outflows will be significantly influenced by prevailing interest rates, money market rates, and general economic conditions. Generally, short-term borrowings may be used to compensate for reductions in normal sources of funds while longer-term borrowings may be used to support expanded lending activities.

Our customers are primarily individuals, professionals, small and medium size businesses, and seasonal retirees located predominantly in St. Lucie County and Martin County, Florida. We are expanding into our new location in Fort Pierce in the spring of 2004 to better serve the entire county.

We continually seek to develop new business through an ongoing program of personal calls on both present and potential customers. As a local independent bank, we utilize traditional local advertising media to promote and develop loans and deposits. In addition, all of our directors have worked and lived in or near our market area for a number of years. We believe that these factors, coupled with the past and continued involvement of the directors, officers and staff in various local community activities, will further promote our image as a locally-owned independent institution, which we believe is an important factor to our targeted customer base.

Critical Accounting Policies

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets. The most critical accounting policy we apply is related to the valuation of the loan portfolio.

A variety of estimates impact the carrying value of the loan portfolio including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

Establishing allowance for loan losses requires the most difficult and subjective judgment for all. The allowance is established and maintained at a level we believe is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and with the entire loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of both the local and national economic climate and direction, and changes in the interest rate environment, which may impact a borrower’s ability to pay, legislation impacting the banking industry and economic conditions specific to the bank’s service area. Because the calculation of the allowance for loan losses relies on our estimates and judgments relating to inherently uncertain events, results may differ from our estimates.

The allowance for loan losses is also discussed as part of “Results of Operations” and in Note 3 to the consolidated financial statements. The significant accounting policies are discussed in Note 1 to the consolidated financial statements.

Regulation and Legislation

As a bank holding company, we are regulated by the Board of Governor’s of the Federal Reserve System. As a state-chartered commercial bank, we are subject to extensive regulation by the Florida Department of Banking and Finance and the Federal Deposit Insurance Corporation. We file reports with the Florida Department of Banking and Finance and the FDIC concerning our activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Department of Banking and Finance and the FDIC to monitor our compliance with the various regulatory requirements.

Credit Risk

Our primary business is making business and consumer loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond our control. While underwriting guidelines have been instituted and credit review procedures have been put in place to protect us from avoidable credit losses, some losses will inevitably occur. At December 31, 2003, we had nonperforming assets of $1,448,000 and only minimal charge-off experience.

The following table presents information regarding our total allowance for loan losses as well as the allocation of such amounts to the various categories of loans at December 31, (dollars in thousands):

	2003		2002		2001
	Amount	Loans to Total Loans	Amount	Loans to Total Loans	Amount	Loans to Total Loans
Commercial loans	$281	34.93%	$243	37.15%	$116	35.82%
Commercial real estate loans	313	33.59	144	30.52	108	34.36
Construction loans	26	5.35	—	3.55	—	—
Residential real estate loans	4	1.45	5	2.40	6	26.01
Consumer loans	228	24.68	161	26.38	129	3.81

Total allowance for loan losses	$852	100.00%	$553	100.00%	$359	100.00%

The allowance for loan losses as a percentage of total loans outstanding		1.73%		1.31%		1.10%

The following table sets forth the composition of our loan portfolio at December 31, (dollars in thousands):

	2003		2002		2001
	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	$17,202	34.93%	$15,698	37.15%	$11,667	35.82%
Commercial real estate	16,542	33.59	12,899	30.52	11,192	34.36
Construction loans	2,635	5.34	1,499	3.55	—	—
Consumer	12,160	24.68	11,145	26.38	8,472	26.01
Residential real estate	714	1.45	1,013	2.40	1,241	3.81

	49,253	100.00	42,254	100.00%	32,572	100.00%

Less:
Deferred loan costs and fees, net	(157)		(39)		2
Allowance for loan losses	(852)		(553)		(359)

Loans, net	$48,244		$41,662		$32,215

The following table sets forth certain information on nonaccrual loans and foreclosed assets, the ratio of such loans and other real estate owned to total assets as of the dates indicated, and certain other related information ($ in thousands):

	At December 31,
	2003	2002	2001
Nonaccrual loans:
Real estate	$—	—	—
Installment loans	—	47	—
Commercial and all other loans	1,448	121	—

Total nonaccrual loans	1,448	168	—

Accruing loans over 90 days delinquent:
Real estate loans	—	—	—
Installment loans	—	—	—
Commercial and all other loans	—	—	—

Total accrual loans over 90 days delinquent	—	—	—

Total nonperforming loans	1,448	168	—

Foreclosed assets	—	—	—

Total nonperforming loans and foreclosed assets	$1,448	168	—

Total nonperforming loans as a percentage of total loans	2.94%	.40%	—%

Total nonperforming loans as a percentage of total assets	2.07%	.29%	—%

Total nonperforming loans and real estate owned as a percentage of total assets	2.07%	.29%	—%

Allowance for Credit Losses. In originating loans, we recognize that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management’s policy to maintain an adequate allowance for loan losses based on, among other things, management’s loan loss experience, evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality.

The calculation of the allowance for loan losses is divided into two primary allocation groups: (a) specific allocation loans, and (b) all other passing grade loans. For specific allocation loans, we have determined an allowance amount to set aside which we believe is sufficient to cover any potential collateral shortfall. Problem loans are identified by the loan officer, by the loan review process, loan committee of the Company, or by the Company’s regulatory examiners. Those loans identified as problem loans are assigned a risk grade. Loans graded as “special mention” are multiplied by an inherent loss factor of 5%. Loans graded as “substandard” are generally multiplied by a loss factor of 15%, loans graded as “doubtful” are generally multiplied by a loss factor of 50% and loans graded as “loss” are multiplied by a loss factor of 100%. In addition to the 15% and 50% on substandard and doubtful loans, the loans are individually reviewed for any additional allowance that may be necessary. All other loans, graded as “pass” are multiplied by an historical experience factor to determine the appropriate level of the allowance for loan losses. In addition to historical experience factors, we also provide for losses due to economic factors, concentration of credit, and portfolio composition changes.

We continue to actively monitor our asset quality and to charge-off loans against the allowance for loan losses when appropriate or to provide specific loss allowances when necessary. Although we believe we use the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations. We consider several factors in determining the allowances, including the favorable charge-off history, the relatively low level of nonperforming assets, and the value of the underlying collateral. Furthermore, nonperforming loans at December 31, 2003, increased to 2.94% of total loans, compared to .40% at December 31, 2002. During 2003, our allowance increased $299,000, or 54.1%, and totaled $852,000 at December 31, 2003. Our additional allowance was made to cover the loan growth of approximately 16.6% in 2003 and specific allowances for two commercial loans which were impaired at December 31, 2003. We believe that the allowance for loan losses was adequate at December 31, 2003.

The following table sets forth information with respect to activity in our allowance for loan losses during the years indicated ($ in thousands):

	Year Ended December 31,
	2003	2002	2001
Allowance at beginning of year	$553	359	201

Charge-offs:
Real estate loans	—	—	—
Installment loans	71	22	9
Commercial and all other loans	19	166	36

Total charge-offs	90	188	45

Recoveries:
Real estate loans	—	—	—
Installment loans	5	1	—
Commercial and all other loans	1	—	—

Total recoveries	6	1	—

Provision for loan losses charged to operations	383	381	202

Allowance at end of year	$852	553	359

Ratio of net charge-offs during the period to average loans outstanding during the year	.18%	.50%	.18%

Allowance for loan losses as a percentage of total year-end loans	1.73%	1.31%	1.10%

Allowance for loan losses as a percentage of nonperforming loans	58.84%	329.17%	—%

Liquidity and Capital Resources

Our primary source of cash during the year ended December 31, 2003, was from the proceeds from net deposit inflows of $10.8 million. Cash was used primarily to purchase securities and to originate loans. At December 31, 2003, we had outstanding commitments to originate loans totalling $4.5 million, available lines of credit of $7.0 million, and standby letters of credit $344,000. At December 31, 2003, we exceeded our regulatory liquidity requirements.

Securities. The following table sets forth the carrying value of our securities portfolio at December 31 (in thousands):

	2003	2002
Securities available for sale:
U.S. Government agency securities	$5,518	1,512
Mortgage-backed securities	2,767	4,760

	8,285	6,272

Securities held to maturity:
U.S. Government agency securities	2,989	—
Mortgage-backed securities	101	425

	3,090	425

Total	$11,375	6,697

The following table sets forth, by maturity distribution, certain information pertaining to the securities portfolio as follows (dollars in thousands):

	From One Year to Five Years		From Five Years to Ten Years		Total
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield
December 31, 2003:
U.S. Government agency securities	$7,489	2.88%	$1,018	5.00%	$8,507	3.13%

Mortgage-backed securities					2,868	5.01

Total					$11,375	3.59%

December 31, 2002:
U.S. Government agency securities	$—	—%	$1,512	4.56%	$1,512	4.56%

Mortgage-backed securities					5,185	5.40

Total					$6,697	5.21%

Regulatory Capital Requirements

Under FDIC regulations, we are required to meet certain minimum regulatory capital requirements. This is not a valuation allowance and has not been created by charges against earnings. It represents a restriction on stockholders’ equity.

Quantitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios of total and Tier I capital, as defined in the regulations, to risk-weighted assets, also as defined in the regulations, and of Tier I capital to average assets. We believe, as of December 31, 2003, that we met all capital adequacy requirements to which we are subject. See Note (14) to our consolidated financial statements for the actual capital amounts and ratios.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. We do not engage in securities trading or hedging activities and do not invest in interest-rate derivatives or enter into interest rate swaps. Our market risk arises primarily from interest-rate risk inherent in our loan and deposit-taking activities. To that end, we actively monitor and manage our interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 6 of Notes to Consolidated Financial Statements.

The primary objective in managing interest-rate risk is to maximize earnings and minimize the potential adverse impact of changes in interest rates on our net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to manage interest-rate risk. However, a sudden and substantial increase in interest rates may adversely impact our earnings, to the extent that the interest-earning assets and interest-bearing liabilities do not change at the same speed, to the same extent, or on the same basis.

Asset and Liability Structure

Our asset and liability management program establishes and implements various internal asset-liability decision processes, as well as communications and control procedures to aid us in managing our earnings. We believe that these processes and procedures provide us with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be accomplished in part by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as the amount of rate sensitive assets less the amount of rate sensitive liabilities divided by total assets. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, we continue to monitor asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: emphasizing the origination of adjustable-rate loans; maintaining a stable core deposit base; and maintaining a significant portion of liquid assets consisting primarily of cash and short-term securities.

The following table sets forth certain information relating to interest-earning assets and interest-bearing liabilities at December 31, 2003, that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

	One Year or Less	More than One Year and Less than Five Years	More than Five Years and Less than Fifteen Years	Over Fifteen Years	Total
Mortgage and commercial loans (1):
Commercial	$14,726	$2,476	$—	$—	$17,202
Commercial real estate	12,448	3,914	180	—	16,542
Construction	2,635	—	—	—	2,635
Consumer	2,198	8,639	1,323	—	12,160
Residential mortgage	—	679	35	—	714

Total loans	32,007	15,708	1,538	—	49,253

Federal funds sold	1,845	—	—	—	1,845
Securities (2)	224	7,831	3,442	—	11,497

Total rate-sensitive assets	34,076	23,539	4,980	—	62,595

Deposit accounts (3):
Money market deposits	$17,152	$—	$—	$—	$17,152
NOW deposits	2,155	—	—	—	2,155
Savings deposits	5,302	—	—	—	5,302
Certificates of deposit	17,523	7,561	—	—	25,084

Total deposit accounts	42,132	7,561	—	—	49,693

Total rate-sensitive liabilities	42,132	7,561	—	—	49,693

GAP (repricing differences)	(8,056)	15,978	4,980	—	12,902

Cumulative GAP	(8,056)	7,922	12,902	12,902

Cumulative GAP/total assets	(11.50)%	11.31%	18.42%	18.42%

(1)	In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.
(2)	Securities are scheduled through the maturity dates and include Federal Home Loan Bank stock.
(3)	Money-market, NOW, and savings deposits are regarded as ready accessible withdrawable accounts. All other time deposits are scheduled through the maturity dates.

The following table reflects the contractual principal repayments by period of the loan portfolio at December 31, 2003 (in thousands):

Years Ending December 31,	Commercial Loans	Real Estate Construction Loans
2004	$6,040	$1,746
2005	2,144	289
2006	1,581	167
2007-2008	2,029	168
2009-20010	1,188	28
2011 & beyond	4,220	237

Total	$17,202	$2,635

Of the $12,051 of loans due after 2004, 14.41% of such loans have fixed interest rates and 85.59% have adjustable interest rates.

The following table sets forth total loans originated and repaid during the period ended December 31 (in thousands):

	2003	2002
Originations:
Commercial loans	$23,973	13,581
Commercial real estate loans	5,888	4,906
Residential mortgage loans	97	2,464
Consumer loans	6,564	4,820

Total loans originated	36,522	25,771

Principal reductions and participations sold	29,523	16,089

Increase in total loans	$6,999	9,682

The following table shows the distribution of, and certain other information relating to deposit accounts by type (dollars in thousands):

	At December 31,
	2003		2002
	Amount	% of Deposits	Amount	% of Deposits
Demand deposits	$11,371	18.62%	$9,447	18.79%
Money-market deposits	17,152	28.09	8,844	17.60
NOW deposits	2,155	3.53	2,091	4.16
Savings deposits	5,302	8.68	4,950	9.85

Subtotal	35,980	58.92	25,332	50.40

Certificate of deposits:
0% - 0.99%	826	1.35	—	—
1.00% - 1.99%	3,655	5.99	2,625	5.22
2.00% - 2.99%	14,372	23.54	3,928	7.81
3.00% - 3.99%	4,425	7.25	13,493	26.84
4.00% - 4.99%	1,568	2.57	1,883	3.75
5.00% - 5.99%	223	0.37	321.64
6.00% - 6.99%	15	0.02	2,583	5.14
7.00% - 7.99%	—	—	100.20

Total certificates of deposit (1)	25,084	41.08	24,933	49.60

Total deposits	$61,064	100.00%	$50,265	100.00%

(1)	Included individual retirement accounts (“IRAs”) totaling $1,407,000 and $1,305,000 at December 31, 2003 and 2002, all of which are in the form of certificates of deposit.

The following table presents by various interest rate categories the amounts of certificates of deposit at December 31, 2003, which mature during the periods indicated (in thousands):

	Year Ending December 31,					Total
	2004	2005	2006	2007	2008
0% - 0.99%	$826	$—	$—	$—	$—	$826
1.00% - 1.99%	3,505	150	—	—	—	3,655
2.00% - 2.99%	11,330	1,923	977	—	142	14,372
3.00% - 3.99%	1,344	1,061	1,159	266	595	4,425
4.00% - 4.99%	515	79	59	915	—	1,568
5.00% - 5.99%	—	112	—	111	—	223
6.00% - 6.99%	—	15	—	—	—	15

Total certificates of deposit	$17,520	$3,340	$2,195	$1,292	$737	$25,084

Jumbo certificates ($100,000 and over) mature as follows (in thousands):

	December 31,
	2003	2002
Due three months or less	$602	4,878
Due over three months to six months	1,266	437
Due over six months to one year	5,668	1,000
Due over one year to five years	4,054	5,334

	$11,590	11,649

Results of Operations

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (“interest-rate spread”) and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of our noninterest income, and our noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

The following table sets forth, for the years indicated, information regarding: (i) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest rate spread; (v) net interest margin. Average balances are based on average daily balances (dollars in thousands).

	Year Ended December 31,
	2003			2002
	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
Interest-earning assets:
Loans	$45,580	3,070	6.74%	$37,753	2,813	7.45%
Securities	8,034	245	3.05	6,124	306	5.00
Other interest-earning assets (1)	3,244	78	2.40	5,250	84	1.60

Total interest-earning assets	56,858	3,393	5.97	49,127	3,203	6.52

Noninterest-earning assets	7,964			2,544

Total assets	$64,822			$51,671

Interest-bearing liabilities:
Savings, NOW and money-market deposits	21,687	319	1.47	13,975	282	2.02
Certificates of deposit	24,322	674	2.77	22,387	851	3.80
Other borrowings	—	—	—	238	2.84

Total interest-bearing liabilities	46,009	993	2.16	36,600	1,135	3.10

Demand deposits	10,423			8,573
Noninterest-bearing liabilities	1,040			759
Stockholders’ equity	7,350			5,739

Total liabilities and stockholders’ equity	$64,822			$51,671

Net interest income		$2,400			$2,068

Interest-rate spread			3.81%			3.42%

Net interest margin (2)			4.22%			4.21%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.24			1.34

(1)	Other interest-earning assets included federal funds sold, Federal Home Loan Bank stock and time deposits.
(2)	Net interest margin is net interest income divided by total interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

Year Ended December 31, 2003 vs. 2002:

	Increase (Decrease) Due to
	Rate	Volume	Rate/ Volume	Total
	(In thousands)
Interest-earning assets:
Loans	$(269)	$582	$(56)	$257
Securities	(120)	96	(37)	(61)
Other interest-earning assets	42	(32)	(16)	(6)

Total	(347)	646	(109)	190

Interest-bearing liabilities:
Deposits:
Savings, demand, money-market and NOW deposits	(77)	156	(42)	37
Time deposits	(231)	74	(20)	(177)
Other borrowings	(2)	(2)	2	(2)

Total	(310)	228	(60)	(142)

Net change in net interest income	$(37)	$418	$(49)	$332

Comparison of Years Ended December 31, 2003 and 2002

General. Net earnings for the year ended December 31, 2003, was $161,000 or $.20 per basic and diluted share compared to net earnings of $74,000 or $.11 per basic and diluted share for the year ended December 31, 2002. This improvement in net operating results was primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expenses, all as a result of our growth.

Interest Income. Interest income increased to $3.4 million for the year ended December 31, 2003, from $3.2 million for the year ended December 31, 2002. Interest income on loans increased to $3.1 million from $2.8 million due to an increase in the average loan portfolio balance for the year ended December 31, 2003, partially offset by a decrease in the weighted-average yield earned on the portfolio. Interest on securities decreased to $245,000 due to a decrease in the average yield in 2002, partially offset by a increase in the average portfolio balance. Interest on other interest-earning assets decreased to $78,000 primarily due to a decrease in the weighted-average portfolio balance.

Interest Expense. Interest expense decreased to $993,000 in 2003 from $1.1 million in 2002. Interest expense increased due to growth in average interest-bearing deposits in 2003, despite a decrease in the weighted-average rate paid on deposits.

Provision for Loan Losses. The provision for loan losses was charged to operations to bring the total allowance to a level we deem appropriate and is based upon historical experience, the volume and the type of lending we conduct. In addition, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to our market area, and other factors related to the collectibility of our loan portfolio were considered. The provision for loan losses increased to $383,000 in 2003 from $381,000 in 2002. The allowance for loan losses increased to $852,000 at December 31, 2003 from $553,000 at December 31, 2002. The increase in the allowance was due to the increase in the average loan portfolio during the year and from specific allowances with respect to two commercial loans that were impaired as of December 31, 2003. Management believes that the allowance for loan losses of $852,000 is adequate at December 31, 2003.

Noninterest Income. Noninterest income increased to $620,000 in 2003 from $264,000 in 2002. This was primarily a result of increased fees and service charges on deposit accounts in 2003, an increase in loan brokerage fees and gains from the sales of loans in 2003 compared to 2002.

Noninterest Expense. Total noninterest expense increased to $2.4 million for the year ended December 31, 2003, compared to $1.8 million in 2002. This was primarily due to increases in employee compensation and benefits and other expenses, all a result of our overall growth.

Income Taxes. The income tax provision was $104,000 (an effective rate of 39.3%) for 2003 compared to $52,000 (an effective rate of 41.3%) for 2002.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Selected Quarterly Results

Selected quarterly results of operations for the four quarters ended December 31 are as follows (in thousands, except share amounts):

	2003				2002
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$878	858	839	818	860	831	785	727
Interest expense	242	246	254	251	288	292	282	273
Net interest income	636	612	585	567	572	539	503	454
Provision for loan losses	105	106	89	83	116	159	51	55
Earnings before income taxes	18	24	146	77	34	16	61	15
Net earnings	8	16	90	47	20	9	37	8
Basic earnings per common share	.01	.02	.11	.06	.01	.01	.07	.02
Diluted earnings per common share	.01	.02	.11	.06	.01	.01	.07	.02
Cash dividends declared per common share	—	—	—	—	—	—	—	—

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

($ in thousands, except share amounts)

	At December 31,
	2003	2002

Assets
Cash and due from banks	$2,827	3,414
Interest-bearing deposits with banks	2,546	2,001
Federal funds sold	1,845	2,410

Total cash and cash equivalents	7,218	7,825

Securities available for sale	8,285	6,272
Securities held to maturity	3,090	425
Loans, net of allowance for loan losses of $852 and $553	48,244	41,662
Premises and equipment, net	2,437	1,778
Federal Home Loan Bank stock, at cost	122	80
Accrued interest receivable	249	197
Deferred income taxes	280	356
Other assets	130	172

Total assets	$70,055	58,767

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	11,371	9,447
Savings, NOW and money-market deposits	24,609	15,885
Time deposits	25,084	24,933

Total deposits	61,064	50,265

Official checks	1,446	1,026
Other liabilities	173	163

Total liabilities	62,683	51,454

Commitments and contingencies (Notes 4, 6 and 15)

Stockholders’ equity:
Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.01 par value; 5,000,000 shares authorized, 818,120 and 817,775 shares issued and outstanding	8	8
Additional paid-in capital	7,918	7,932
Accumulated deficit	(567)	(687)
Accumulated other comprehensive income	13	60

Total stockholders’ equity	7,372	7,313

Total liabilities and stockholders’ equity	$70,055	58,767

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Earnings

($ in thousands, except share amounts)

	Year Ended December 31,
	2003	2002
Interest income:
Loans	$3,070	2,813
Securities	245	306
Other	78	84

Total interest income	3,393	3,203

Interest expense:
Deposits	993	1,133
Other	—	2

Total interest expense	993	1,135

Net interest income	2,400	2,068

Provision for loan losses	383	381

Net interest income after provision for loan losses	2,017	1,687

Noninterest income:
Service charges and fees on deposit accounts	259	202
Loan brokerage fees	198	23
Gain on the sale of loans	102	—
Gain on sale of a security available for sale	33	13
Other fees	28	26

Total noninterest income	620	264

Noninterest expenses:
Salaries and employee benefits	1,017	770
Occupancy and equipment	323	297
Advertising	165	84
Professional fees	158	131
Data processing	220	186
Supplies	71	45
Other	418	312

Total noninterest expenses	2,372	1,825

Earnings before income taxes	265	126

Income taxes	104	52

Net earnings	$161	74

Earnings per share basic and diluted	$.20	.11

Weighted-average number of shares, basic and diluted	817,785	660,352

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2003 and 2002

($ in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2001	489,410	$5	4,846	(761)	—	4,090

Comprehensive income:
Net earnings	—	—	—	74	—	74
Net unrealized gain on securities available for sale, net of tax of $36	—	—	—	—	60	60

Comprehensive income						134

Proceeds from the issuance of common stock, net of offering costs of $85	328,365	3	3,086	—	—	3,089

Balance at December 31, 2002	817,775	8	7,932	(687)	60	7,313

Comprehensive income:
Net earnings	—	—	—	161	—	161
Net unrealized gain on securities available for sale, net of tax benefit of $28	—	—	—	—	(47)	(47)

Comprehensive income						114

Common stock offering costs	—	—	(2)	—	—	(2)
Issuance of common stock from exercise of warrants	16,000	—	160	—	—	160
Repurchase and retirement of common stock	(16,000)	—	(176)	—	—	(176)
Common stock issued as compensation	345	—	4	—	—	4
Dividends	—	—	—	(41)	—	(41)

Balance at December 31, 2003	818,120	$8	7,918	(567)	13	7,372

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

($ in thousands)

	Year Ended December 31,
	2003	2002
Cash flows from operating activities:
Net earnings	$161	74
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	92	100
Provision for loan losses	383	381
Deferred income taxes	104	52
Stock based compensation	4	—
Amortization of loan fees, net	(19)	(4)
Net amortization of premiums and discounts on securities	79	67
Gain on the sale of a securities available for sale	(33)	(13)
(Increase) decrease in accrued interest receivable	(52)	14
Decrease (increase) in other assets	42	(59)
Increase in official checks and other liabilities	389	408

Net cash provided by operating activities	1,150	1,020

Cash flows from investing activities:
Purchase of securities available for sale	(9,579)	(9,159)
Purchase of securities held to maturity	(3,488)	—
Maturities and calls of securities available for sale	3,000	5,500
Principal payments of securities available for sale	2,230	964
Maturities and calls of securities held to maturity	500	—
Principal payments of securities held to maturity	322	551
Proceeds from the sale of a security available for sale	2,216	1,013
Maturity of time deposit	—	100
Net increase in loans	(6,946)	(9,869)
Purchase of Federal Home Loan Bank stock	(42)	—
Purchase of premises and equipment	(751)	(1,262)

Net cash used in investing activities	(12,538)	(12,162)

Cash flows from financing activities:
Net increase in deposits	10,799	16,272
Decrease in other borrowings	—	(1,500)
Decrease in Federal Home Loan Bank advance	—	(1,000)
Decrease in notes payable	—	(342)
Proceeds from the issuance of common stock, net	160	3,089
Repurchase and retirement of common stock	(176)	—
Stock offering costs	(2)	—

Net cash provided by financing activities	10,781	16,519

Net (decrease) increase in cash and cash equivalents	(607)	5,377

Cash and cash equivalents at beginning of the year	7,825	2,448

Cash and cash equivalents at end of the year	$7,218	7,825

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amount capitalized of $6 and $8	$999	1,157

Income taxes	$—	—

Noncash transactions:
Accumulated other comprehensive income, net change in unrealized gain on securities available for sale, net of tax	$(47)	60

Dividends payable included in other liabilities	$41	—

See Accompanying Notes to Consolidated Financial Statements.

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2003 and 2002 and the Years Then Ended

(1) Summary of Significant Accounting Policies

Organization. FPB Bancorp, Inc. (the “Holding Company”) owns 100% of the outstanding stock of First Peoples Bank (the “Bank”) (collectively referred to as the “Company”). The Holding Company operates as a one-bank holding company and its only business activity is the operation of the Bank. The Bank is a state (Florida)-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its two banking offices located in Port St. Lucie and Stuart, Florida.

The following is a description of the significant accounting policies and practices followed by the Company, which conform with the accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Basis of Presentation. The consolidated financial statements include the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with banks and federal funds sold, all of which mature within ninety days.

The Bank is required by law or regulation to maintain cash reserves in the form of vault cash or in noninterest-earning accounts with the Federal Reserve Bank or other qualified banks. The required reserve balance at December 31, 2003 and 2002 was approximately $105,000 and $208,000, respectively.

Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in accumulated other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Loans. Loans management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Commitment fees and loan origination fees are deferred and certain direct origination costs are capitalized. Both are recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, construction and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Premises and Equipment. Land is stated at cost. Building, building and improvements and furniture, fixtures and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of each type of asset. Furniture, fixtures and equipment are being depreciated using estimated lives of three to fifteen years.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, (as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure) (collectively “FASB No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date, and under APB 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB 25.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Stock Compensation Plans, Continued. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price which approximated the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123 to stock-based employee compensation ($ in thousands, except per share amounts).

	Year Ended December 31,
	2003	2002
Net earnings as reported	$161	74

Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	(16)	(27)

Proforma net earnings	$145	47

Earnings per share, basic and diluted	$.20	.11

Proforma earnings per share, basic and diluted	$.18	.07

Weighted-average grant-date fair value of options issued during the year	$3.96	3.89

In order to calculate the fair value of the options granted in 2003 and 2002, it was assumed that the risk-free interest rate was 4.82% and 5.0% in 2003 and 2002, respectively, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active trading market in the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of unfunded loan commitments, available lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Per Share Amounts. Basic and diluted per share amounts are computed on the basis of the weighted-average number of common shares outstanding. Outstanding stock options and warrants are not dilutive.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock. Fair value of the Bank’s investment in Federal Home Loan Bank stock is based on its redemption value, which is its cost of $100 per share.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities on time deposits.

Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items, along with net earnings, are components of comprehensive income. The components of accumulated other comprehensive income and related tax effects are as follows (in thousands):

	Year Ended December 31,
	2003	2002
Holding (losses) gains on available-for-sale securities	$(42)	109
Gain realized in operations	33	13

Net unrealized (loss) gain	(75)	96

Tax effect	28	(36)

Net-of-tax amount	$(47)	60

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(1) Summary of Significant Accounting Policies, Continued

Recent Pronouncements. In November 2002, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material affect on the Company’s consolidated financial statements.

In January 2003, the FASB issued (Revised in December 2003) FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) which addresses consolidation by business enterprises of variable interest entities. FIN 46 applies to variable interest entities created after January 31, 2003 and will be effective for the Company for the year ended December 31, 2004. The Company has no variable interest entities, therefore management expects FIN 46 will have no effect on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(2) Securities

Securities have been classified according to management’s intention. The carrying amount of securities and their fair values are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2003:
Securities available for sale:
U.S. Government agency securities	$5,489	29	—	5,518
Mortgage-backed securities	2,775	5	(13)	2,767

Total securities available for sale	$8,264	34	(13)	8,285

Securities held to maturity-
U.S. Government agency securities	2,989	8	(13)	2,984
Mortgage-backed securities	101	1	—	102

Total securities held to maturity	$3,090	9	(13)	3,086

At December 31, 2002:
Securities available for sale:
U.S. Government agency securities	1,500	12	—	1,512
Mortgage-backed securities	4,676	84	—	4,760

Total securities available for sale	$6,176	96	—	6,272

Securities held to maturity-
Mortgage-backed securities	$425	6	—	431

For the year ended December 31, 2003 and 2002, proceeds from the sale of securities available for sale were $2,216,000 and $1,013,000, respectively. Gross realized gains were $33,000 and $13,000 in 2003 and 2002, respectively.

The scheduled maturities of securities at December 31, 2003 are as follows (in thousands):

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due from one to five years	$4,489	4,500	2,989	2,984
Due from five to ten years	1,000	1,018	—	—
Mortgage-backed securities	2,775	2,767	101	102

	$8,264	8,285	3,090	3,086

At December 31, 2003 and 2002 securities with a carrying value of $4,033,000 and $2,759,000, respectively, were pledged to the State of Florida as collateral for public funds.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans

The components of loans are as follows (in thousands):

	At December 31,
	2003	2002
Commercial	$17,202	15,698
Commercial real estate	16,542	12,899
Construction loans	2,635	1,499
Consumer	12,160	11,145
Residential real estate	714	1,013

Total loans	49,253	42,254

Deduct:
Deferred loan costs and fees, net	(157)	(39)
Allowance for loan losses	(852)	(553)

Loans, net	$48,244	41,662

An analysis of the change in the allowance for loan losses follows (in thousands):

	2003	2002
Beginning balance	$553	359
Provision for loan losses	383	381
Charge-offs, net of recoveries	(84)	(187)

Ending balance	$852	553

Information about impaired loans, all of which are collateral dependent, is as follows (in thousands):

	2003	2002
At the End of Year:
Loans identified as impaired:
Gross loans with no related allowances for loan losses	$—	—

Gross loans with related allowances for losses recorded	1,448	—
Less allowance on these loans	(238)	—

Net investment in impaired loans	$1,210	—

For the Year:
Average net investment in impaired loans	$429	52

Interest income recognized on impaired loans	$6	11

Interest income received on impaired loans	$6	13

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(3) Loans, Continued

Nonaccrual and nonaccrual past due loans were as follows (in thousands):

	At December 31,
	2003	2002
Nonaccrual loans	$1,448	168
Past due ninety days or more but still accruing	—	—

	$1,448	168

(4) Premises and Equipment

A summary of premises and equipment follows (in thousands):

	At December 31,
	2003	2002
Building	$867	867
Land	552	548
Building improvements	181	102
Furniture, fixtures and equipment	800	575
Construction in process	439	—

Total, at cost	2,839	2,092

Less accumulated depreciation and amortization	402	314

Premises and equipment, net	$2,437	1,778

Interest capitalized and included in construction in progress during 2003 was approximately $6,000.

The Company leased its main office under an operating lease. During 2003, the Company purchased the facility. The Company leases its branch office facility under a noncancelable lease. Rent expense under operating leases during the years ended December 31, 2003 and 2002 was approximately $44,000 and $79,000, respectively. At December 31, 2003, future minimum rental commitments under this noncancellable lease were approximately as follows (in thousands):

Year Ending December 31,	Amount
2004	$74
2005	74
2006	76
2007	77
2008	52

Total	$353

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(5) Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $11,590,000 and $11,649,000 at December 31, 2003 and 2002, respectively.

A schedule of maturities of time deposits follows (in thousands):

Year Ending December 31,	Amount
2004	$17,520
2005	3,340
2006	2,195
2007	1,292
2008	737

$25,084

(6) Financial Instruments

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31, 2003		At December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$7,218	7,218	7,825	7,825
Securities available for sale	8,285	8,285	6,272	6,272
Securities held to maturity	3,090	3,086	425	431
Loans, net	48,244	51,111	41,662	43,597
Federal Home Loan Bank stock	122	122	80	80
Accrued interest receivable	249	249	197	197

Financial liabilities:
Deposit liabilities	61,064	61,415	50,265	50,639

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are unfunded loan commitments, available lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(6) Financial Instruments, Continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed-expiration dates or other termination clauses and may require payment of a fee. Because some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit, is based on management’s credit evaluation of the counterparty. Standby letters of credit and conditional commitments are issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that included in extending loans to customers.

Standby letters of credit, available lines of credit and commitments to extend credit typically result in loans with a market interest rate when funded. A summary of Company’s financial instruments with off balance sheet risk at December 31, 2003 follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Standby letters of credit	$344	—	—

Unfunded loan commitments	$4,457	—	—

Available lines of credit	$6,966	—	—

(7) Credit Risk

The Company grants the majority of its loans to borrowers throughout the Port St. Lucie, Stuart and Fort Pierce, Florida area. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy in St. Lucie County and Martin County Florida.

(8) Income Taxes

Income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2003	2002
Deferred:
Federal	$89	44
State	15	8

Total deferred	$104	52

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(8) Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (dollars in thousands):

	Year Ended December 31,
	2003		2002
	Amount	% of Pretax Earnings	Amount	% of Pretax Loss
Income taxes at statutory rate	$90	34%	$43	34%
Increase resulting from:
State taxes, net of Federal tax benefit	10	4	5	4
Nondeductible expenses	4	1	4	3

Income taxes	$104	39%	$52	41%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

	At December 31,
	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$239	358
Allowance for loan losses	243	114
Organizational and preopening costs	9	40
Other	2	6

Deferred tax assets	493	518

Deferred tax liabilities:
Accrual to cash adjustment	(126)	(93)
Accumulated depreciation	(79)	(33)
Unrealized gain on securities available for sale	(8)	(36)

Deferred tax liabilities	(213)	(162)

Net deferred tax asset	$280	356

At December 31, 2003, the Company has the following net operating loss carryforwards available to offset future taxable income (in thousands):

Expiration
2020	$616
2021	23

$639

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(9) Related Party Transactions

In the ordinary course of business, the Company may make loans at terms and rates prevailing at the time to officers and directors of the Company or their affiliates. The Company also accepts deposits from these same related parties. These are summarized as follows (in thousands):

	2003	2002
Balance at beginning of year	$1,197	1,226
Borrowings	1,131	101
Repayments	(347)	(130)

Balance at end of year	$1,981	1,197

At December 31, 2003, directors and officers of the Company had $2,375,000 on deposit with the Company.

(10) Stock Options

The Company established an Incentive Stock Option Plan for officers and employees of the Company. The Plan was amended in April 2003 to increase the number of shares available for grant to 122,666. The exercise price of the stock options is the greater of $10 or the fair market value of the common stock on the date of grant. The options vest 33.3% during the second and third year, respectively, after grant and are fully exercisable during the fourth year after the grant date. The options expire in ten years from the date of grant. A summary of stock option follows ($ in thousands, except share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted- Average Per Share Price	Aggregate Option Price
Outstanding at December 31, 2001	91,930	$10.00	10.00	919
Granted	6,152	10.50	10.50	65
Forfeited	(200)	10.50	10.50	(2)

Outstanding at December 31, 2002	97,882	10.00-10.50	10.03	982
Granted	14,870	10.75	10.75	160
Forfeited	(5,200)	10.00	10.00	(52)

Outstanding at December 31, 2003	107,552	$10.00-10.75	10.13	1,090

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(10) Stock Options, Continued

The weighted-average remaining contractual life of the outstanding stock options at December 31, 2003 and 2002 was 6.2 years and 6.7 years, respectively. These options became and are exercisable as follows:

Year Ending	Number of Shares	Weighted-Average Exercise Price
Currently	88,047	$10.01
2004	7,607	10.62
2005	6,941	10.68
2006	4,957	10.75

	107,552	$10.13

(11) Stock Warrants

During 1999, the Company granted stock warrants to certain shareholders to purchase 24,000 shares of the Company’s common stock at $10 per share. Warrant holders exercised 16,000 warrants during December 2003. The remaining 8,000 warrants expire in 2004 and can be redeemed by the Company for $.01 with thirty days notice.

(12) Profit Sharing Plan

The Company sponsors a section 401(k) profit sharing plan which is available to all employees electing to participate. The Company did not make a contribution in 2003 or 2002.

(13) Restrictions on Dividends

The Company’s ability to pay cash dividends on its common stock is limited to the amount of dividends it could receive from the Bank plus its own cash and cash equivalents, which amounted to $1,822,000 at December 31, 2003. The amount of dividends the Bank is permitted to pay to the Company is restricted to 100% of its calendar year-to-date net earnings plus retained earnings for the preceding two years. Twenty percent of the net earnings in the preceding two-year period may not be paid in dividends, but must be retained to increase capital surplus until such surplus equals the amount of the Bank’s common stock then outstanding. In addition, no bank may pay a dividend at any time that net earnings in the current year when combined with retained earnings from the preceding two years produce a loss. Under Florida law, a Florida chartered commercial bank may not pay cash dividends that would cause the Bank’s capital to fall below the minimum amount required by Federal or Florida law.

(14) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s and the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(14) Regulatory Matters, Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table ($ in thousands).

	For Capital Adequacy				Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Actual		Purposes
	Amount	%	Amount	%	Amount	%
As of December 31, 2003:
Total capital to Risk-Weighted assets	$5,901	12.98%	$3,637	8.00%	$4,546	10.00%
Tier I Capital to Risk-Weighted Assets	5,329	11.72	1,818	4.00	2,728	6.00
Tier I Capital to Total Assets	5,329	7.66	2,781	4.00	3,478	5.00

As of December 31, 2002:
Total capital to Risk-Weighted assets	5,751	14.37	3,202	8.00	4,003	10.00
Tier I Capital to Risk-Weighted Assets	5,250	13.12	1,601	4.00	2,402	6.00
Tier I Capital to Total Assets	5,250	9.23	2,274	4.00	2,843	5.00

(15) Contingencies

The Company is involved in various litigation matters in the normal course of operating a bank. Legal counsel and management are of the opinion that resolution of these matters will not have a material adverse impact on the financial position or results of operations of the Company.

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Holding Company Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2003	2002
Assets

Cash and cash equivalents	$1,822	1,561
Investment in subsidiary	5,544	5,379
Premises and equipment	—	341
Deferred income taxes	44	30
Other assets	3	2

Total assets	$7,413	7,313

Liabilities and Stockholders’ Equity

Other liabilities	41	—
Stockholders’ equity	7,372	7,313

Total liabilities and stockholders’ equity	$7,413	7,313

Condensed Statements of Operations

	Year Ended December 31,
	2003	2002
Revenues	$—	19
Expenses	(21)	(51)

Loss before earnings of subsidiary	(21)	(32)
Earnings of subsidiary	182	106

Net earnings	$161	74

(continued)

FPB BANCORP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements, Continued

(16) Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	Year Ended December 31,
	2003	2002
Cash flows from operating activities:
Net earnings	$161	74
Adjustments to reconcile net earnings to net cash used in operating activities:
Stock based compensation	4	—
Undistributed earnings of subsidiary	(182)	(106)
Deferred income tax benefit	(14)	(20)
Decrease (increase) in other assets	(1)	(2)

Net cash used in operating activities	(32)	(54)

Cash flows from investing activities:
Purchase of premises and equipment	—	(36)
Investment in subsidiary	(30)	(1,102)
Proceed from sale of premises and equipment	341	—

Net cash provided by (used in) investing activities	311	(1,138)

Cash flows from financing activities:
Decrease in notes payable	—	(342)
Proceeds from the issuance of common stock	160	3,089
Repurchase of common stock	(176)	—
Stock offering costs	(2)	—

Net cash (used in) provided by financing activities	(18)	2,747

Net increase in cash and cash equivalents	261	1,555

Cash and cash equivalents at beginning of the year	1,561	6

Cash and cash equivalents at end of year	$1,822	1,561

FPB BANCORP, INC. AND SUBSIDIARY

Port St. Lucie, Florida

Audited Consolidated Financial Statements

December 31, 2003 and 2002 and the Years Then Ended

Independent Auditors’ Report

FPB Bancorp, Inc.

Port St. Lucie, Florida:

We have audited the accompanying consolidated balance sheets of FPB Bancorp, Inc. and Subsidiary (the “Company”) at December 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale, Florida

January 23, 2004

BOARD OF DIRECTORS

James L. Autin, M.D., age 51, graduated with honors from Tulane University in 1974, receiving a Bachelor of Arts degree in music history and theory. He received his Doctor of Medicine degree from Louisiana State University Medical Center in New Orleans in 1978, then underwent surgical specialty training in otolaryngology/head and neck surgery at St. Louis University Hospital. In 1984, Dr. Autin initiated his private practice in St. Lucie County. He is Board Certified in two specialties, facial plastic and reconstructive surgery and otolaryngology/head and neck surgery. He served on the Community Advisory Board of Port St. Lucie National Bank from 1994 to 1997.

John R. Baker, Sr., age 54, is the Bank and FPB’s Vice Chairman of the Board. He graduated from the University of Georgia with a Bachelor of Business Administration in Real Estate. He moved to Stuart, Florida in 1981 and assumed the position of Vice President, General Manager of Bessemer Properties, Incorporated. Prior to moving to Stuart, Mr. Baker served as Director of Residential Sales for Bessemer in Atlanta, Georgia, where he began his real estate career in 1975. Mr. Baker is a former director of Barnett Bank of Martin County and is past President of Treasure Coast Builders Association and Florida Home Builders Association. He also served as Chairman of Housing and Finance Authority in Martin County and the Martin County Affordable Housing Task Force. Mr. Baker lives in Vero Beach and is currently a coach for the Indian River Soccer Association. He is employed with the Laurel Corporation in Vero Beach and is involved in all aspects of real estate.

Gary A. Berger, age 54, serves as a director and as Chairman of the Board for both FPB and the Bank. Mr. Berger is President of the accounting firm of Berger, Toombs, Elam and Frank, CPA. He is a graduate of Michigan State University and has been a certified public accountant since 1975. Mr. Berger is a member of the Rotary Club of Ft. Pierce, the Florida Institute of Certified Public Accountants and the American Institute of Certified Public Accountants. He is a past Treasurer of the United Way, past President of the St. Lucie County Economic Development Council and past President of the Rotary Club of Ft. Pierce, Florida.

Donald J. Cuozzo, age 50, is a director of FPB and the Bank. He received a Bachelor of Science degree in Environmental Technology from Florida Institute of Technology in 1979. He began his work career in the public sector with the Martin County Growth Management Department before leaving to work with regional and national developers. In that role, he was instrumental in obtaining approval of the Martin Downs DRI amendment and in coordinating the acquisition and development of a number of large residential communities in Palm Beach and Martin Counties. Mr. Cuozzo also served as a principal with a large Palm Beach County based engineering firm where he gained extensive experience in the area of project management and coordination. In 1993, he co-founded Houston Cuozzo Group to provide planning, design and government-oriented strategic planning service for private and public sector clients in South Florida. Mr. Cuozzo has more than 30 years of experience planning and implementing numerous land developments throughout the region and has worked in nearly all facets of community and project development. Mr. Cuozzo is a founding member of the Martin County Business Development Board, a graduate of the first class of Martin County Leadership 91/92 and a recipient of the 1991 Industry Appreciation Award for Outstanding Contribution to the Community. He is a past Second Vice President of the Treasure Coast Builders Association. Mr. Cuozzo was appointed to the Treasure Coast Regional Planning Council by Governor Jeb Bush and served for four years in that position.

Ann L. Decker, age 52, serves as director and Secretary of FPB and the Bank. Ms. Decker presently serves as District Manager for U.S. Congressman Mark Foley. Ms. Decker was formerly a co-owner of Intracoastal Printing, Inc., which was sold in 1990. Ms. Decker was born in Chicago, Illinois and has a Bachelor of Science in Professional Business Management from Barry University in Miami, Florida. Ms. Decker is also on the Board of Directors of the Visiting Nurses Association of Florida.

Paul J. Miret, age 57, is a director of FPB and the Bank. Mr. Miret is presently a realtor with RE/MAX 100 Riverside. Prior to that, he was the owner and operator of Sunshine Carpet Cleaning from 1978 to 1998 and of Ameri-Kleen Services from 1992 to 1998. He also owns and manages several residential rental units. From 1995 to 1997, Mr. Miret served on the Community Board of Riverside National Bank. Mr. Miret is also a past President of the Port St. Lucie Little League and the Port St. Lucie Exchange Club and a past director of the Port St. Lucie Chamber of Commerce.

Robert L. Schweiger, age 56, serves as a director for both FPB and the Bank. He relocated to Port St. Lucie in 1975, where he ran several locally-based businesses, primarily in the magazine publishing industry. Currently, Mr. Schweiger is a private financial investor and raises thoroughbred race horses at his farm in Palm City, Florida. From 1994 to 1997, Mr. Schweiger served as an Advisory Board member of Port St. Lucie National Bank and First National Bank. Mr. Schweiger currently serves as a board member and Finance Committee Chairman of the Exchange CASTLE and previously served as founder/President of the Treasure Coast Children’s Home Society and Treasurer of the St. Lucie County Boys & Girls Clubs. After receiving a Bachelor of Arts degree in English Literature at the American University of Beirut, he graduated from the Executive MBA program at Florida Atlantic University.

Robert L. Seeley, age 79, is a director of FPB and the Bank. Mr. Seeley has been in private law practice in Florida for more than 40 years. He currently is “of counsel” to the Stuart law firm of Fox, Wackeen, Dungey, Sweet, Beard, Sobel and McCluskey, L.L.P. From 1973 to 1996, Mr. Seeley served as a director of Barnett Bank of the Treasure Coast. He also served as the founding director and Chairman of the Saint Lucie Medical Center and a former director of the St. Lucie and Martin County Economic Development Councils. Mr. Seeley completed his undergraduate studies at the University of Illinois and received his Juris Doctorate degree from the University of Florida.

David W. Skiles, age 56, is the President, Chief Executive Officer and a director of FPB and the Bank. Prior to joining the Bank, he was the Vice President and Regional Manager with First United/Wachovia Bank in Stuart. Previously, Mr. Skiles was the Vice President and Senior Lender of Port St. Lucie National Bank for 7 years. Mr. Skiles has a Bachelor of Science degree from Barry University, and is President-Elect of the St. Lucie County Chamber of Commerce, and a member of the Stuart/Martin County Chamber of Commerce. Mr. Skiles was appointed to the Florida Bankers Association GRC Committee (Government Relations Committee) for the past two years. He has served on the St. Lucie County Chamber of Commerce Local Affairs Committee and is also active with the Treasure Coast Legislative Delegation. Mr. Skiles previously served as Chairman of the Port St. Lucie Area Council and is still a member of that committee, as well as the Chamber’s Executive Committee and Foundation Board. He was past President and District Governor of the Sertoma Club of Martin County. Mr. Skiles has also served on numerous campaigns for the United Way of St. Lucie and Martin Counties, most notably as Campaign Chairman in Martin County in 1985 and as Chairman of the Professional Division in St. Lucie County for the 2000 Campaign. Mr. Skiles served on the St. Lucie County Airport Steering Committee and is a member of Business Alliance for Prosperity (BAP). In addition, he serves on St. Martin de Porres Catholic Church of Jensen Beach’s Budget and Finance Boards.

Paul A. Zinter, age 49, is a director of FPB and the Bank. He has been a resident of Port St. Lucie for 35 years, and was a member of the second graduating class from Fort Pierce Central High School. Mr. Zinter received a Bachelor of Arts degree in business administration from Eastern New Mexico University in 1975, where he majored in real estate and business administration. Mr. Zinter has been a local realtor/managing partner and business owner for the past 28 years.

FPB BANCORP, INC.

NON-DIRECTOR

EXECUTIVE OFFICERS

Nancy E. Aumack, age 55, is FPB’s and the Bank’s Senior Vice President and Chief Financial Officer. Prior to joining the Bank in 2001, she was Senior Vice President and Chief Financial Officer of Independent Community Bank, Tequesta, Florida. In the period from 1997 to 1999, she served as Chief Financial Officer and Administrative Support Director for the engineering firm LBFH, Palm City, Florida. From 1995 to 1997, she served as Vice President and Chief Financial Officer for Treasure Coast Bank, Stuart, Florida, and from 1983 to 1995, she served as Vice President and Financial Accounting Officer for American Bank of Martin County in Stuart, Florida. Ms. Aumack received her A.S. degree in Banking and Financial Services from Indian River Community College in 1989. She is presently a member of the Port St. Lucie Women on Wall Street, and a director and Treasurer of the ARC of Martin County, Florida.

Stephen J. Krumfolz, age 53, is FPB’s and the Bank’s Senior Vice President and Senior Lending Officer. Prior to joining the Bank in 1999, he was Vice President and SBA Lending Manager for Riverside National Bank from January 1998 through June 1999. He served as Vice President and Commercial Lending Officer for Port St. Lucie National Bank from 1994 through 1997, and completed all phases of Barnett Bank’s Management Training Program during his employment from 1989 through 1994. Mr. Krumfolz received an Associate Degree in Banking through the American Institute of Banking and Indian River Community College in 1991, as well as a Core Credit School Certificate from Barnett Bank in 1992. He is an active member of the Port St. Lucie Breakfast Rotary Club and Treasure Coast Business on The Green.

Marge Riley, age 55, is FPB’s and the Bank’s Executive Vice President and Chief Operating Officer. She also serves as the Bank’s Security Officer, Compliance Officer, Bank Secrecy Act Officer, Information Systems Technology Officer, and Community Reinvestment Act Officer. Prior to joining the Bank in 1998, Ms. Riley was the Assistant Vice President and Branch Manager for First National Bank & Trust Company of the Treasure Coast from 1997 to 1998. She also served as Assistant Vice President – Loan Administrator for Port St. Lucie National Bank from 1990 to 1997. Ms. Riley has A.S. Degrees in Accounting and Banking and Financial Services from Fox Valley Technical College in Appleton, Wisconsin. She is presently Secretary of the Port St. Lucie Business Women, Board member for Elementary Shakespeare Corp., Secretary of the Port St. Lucie Women on Wall Street and a Division Chair for United Way of St. Lucie County.

FIRST PEOPLES BANK

OFFICERS

David W. Skiles, President and Chief Executive Officer

Marge Riley, Executive Vice President and Chief Operating Officer

Nancy E. Aumack, Senior Vice President and Chief Financial Officer

Stephen J. Krumfolz, Senior Vice President and Senior Lender

Philip Lee Brown, Senior Vice President and Commercial Lender

Melissa M. Favorite, Vice President, Deposit Operations

Chrestia J. Bradley, Assistant Vice President, Loan Operations

Susan S. Eldred, Assistant Vice President, Credit Analyst

David P. Hoffman, Assistant Vice President, Lending

Jillian A. Lopez, Assistant Vice President, Branch Manager (Stuart)

Marianne K. Keehan, Assistant Vice President, SBA Lender

Brenda K. Parmelee, Assistant Vice President, Branch Manager (Fort Pierce)

Dana M. McSweeney, Assistant Vice President, Branch Manager (Port St. Lucie)

COMMUNITY LIAISON BOARD

Barbara S. Allen is a registered nurse currently managing Associated Coastal ENT Physicians, PA. She has over 20 years experience in hospital and office based patient care, primarily in ear, nose and throat and facial plastic surgery. Mrs. Allen is an advocate of St. Andrew’s Episcopal School, having served as School Board Chairman, PTO President and Chairman of the “A Night Before Christmas” annual fundraiser for several years. She is a member of the board of directors for the Backus Gallery and the Basil L. King Scholarship Foundation, part of the IRCC Foundation. She has chaired the St. Lucie County Heart Ball and was a member of the local Heart Association Board of Directors. She is active in the Sunrise Theater restoration and Love Center Regeneration Ministries.

Ronald Belkin is the President of Dolphin Realty Group, Inc., located in Port St. Lucie. He has been involved in residential and commercial real estate as well as new residential construction in both New York and Florida for more than 20 years. Dolphin Realty Group, Inc. acts as an exclusive buyer/broker for clients wishing to purchase real estate in Florida. Through its affiliation with a major general contractor, Dolphin Realty Group, Inc. builds and sells spec homes on Hutchinson Island. Mr. Belkin is a 25-year member of Rotary International, a Paul Harris fellow, a member of the St. Lucie Chamber of Commerce, and the St. Lucie Association of Realtors. Mr. Belkin also hosts a live call-in radio show on our local radio station, WPSL 1590 AM.

Linda Braswell owns and operates Braswell Bail Bonds & Braswell Surety Services in Stuart, Florida. She is past President of the Florida Surety Agent Association, and was its former Secretary and Vice President. In addition, she is a former SE director and Vice President of the Professional Bail Agents of the U.S., and is its current Executive Vice President. Mrs. Braswell has twice been appointed by Governor Jeb Bush to the Judicial Nominating Commission, 19th Judicial Circuit. She was awarded 2003 Bail Agent of the Year by the Professional Bail Agents of the U.S.A.

Meredith Breault graduated from Essex College of Business in New Jersey, and is the owner of Management Recruiters in Port St. Lucie, Florida. She is also a fashion consultant with Weekenders, USA, presenting a wardrobe concept for all lifestyles to women throughout this area. In addition, Meredith is involved in the IRCC Scholarship Fund Program and is a Partner in Treasure Coast Preferred Properties.

Shirley Cherveny graduated from Monterey Peninsula College in Monterey, California, with a degree in Special Education and Creative Writing. For the past 25 years, she has been an active real estate broker, specializing in commercial and residential land. Presently, she is a real estate broker with Palm Realty.

Gardner S. Foote is a retired U.S. Air Force aircraft maintenance supervisor, flight engineer and senior manager, serving active duty during WWII, Korea and Vietnam. Formerly, he was a member of the Board of Directors of the Dow Air Force Base Federal Credit Union in Bangor, ME, as well as the Bolling Air Force Base Federal Credit Union, Washington, DC. He was employed by Northern Virginia Bank as their Facilities Manager and Purchasing Agent, and by the U.S. Department of Justice, Drug Enforcement Administration. He is a former chairman of the St. Lucie County Solid Waste Advisory Board, and was a member of the Community Board of Directors of Port St. Lucie National Bank.

Jim McKenzie is the President of Labor Finders, with offices in Port Salerno and Fort Pierce and Treasure Coast Staffing in Port St. Lucie. The two companies offer temporary to permanent job placement and provide employment opportunities to hundreds of people in Martin and St. Lucie Counties. Mr. McKenzie has held various board positions with the Treasure Coast Builders Association, St. Lucie Chamber of Commerce, Martin and St. Lucie Economic Development Councils. Additionally, he is very active in the community with such organizations as the YMCA, United Way, Exchange Club Castle, and is a founder of Celebrities Fore Kids, Inc. that provides support to children with cancer living on the Treasure Coast. Mr. McKenzie received the Volunteer Fundraiser of the Year award in 2001, from the Treasure Coast Chapter of the Association for Fundraising Professionals.

Howard Shields, co-founder of First Peoples Bank, and chairman of the Community Liaison Board, began his banking career in Dayton, Ohio, serving 27 years with Merchants National Bank and Trust Company. After moving to Florida in 1976, he served as Executive Vice President, and later Director, of Stuart National Bank, Stuart, Florida, Charter Director of Treasure Coast Savings Bank, Stuart, Florida, managing agent for Resolution Trust Company, and President, Chief Executive Officer and Director of Seaboard Savings Bank, Stuart, Florida. He is a past President of the Rotary Club of Stuart, Florida, past President and board member of United Way of Martin County, Florida, a long-time member of the Financial Executives Institute, and past Chairman of Group Seven, Florida Bankers Association.

John J. Wilson has been a Treasure Coast resident for 25 years. His business accomplishments include the successful vertical integration of a large seafood fleet in New England to include the catch, processing and delivery operations. Currently, Mr. Wilson is the CEO of Florida Tire Recycling, Inc., the largest waste tire disposal company in the Southeast US. He is active in many civic and charitable organizations.

Greg Wyatt is the Vice-President and General Manager of Port St. Lucie Broadcasters, the owner of WPSL Port St. Lucie, WSTU Stuart and WJNX Fort Pierce. Since 1993, WPSL has spearheaded the WPSL Christmas Kids of St. Lucie County program, which gave Christmas gifts to 1,800 youngsters in 2003. Hundreds more attended summer, spring or holiday camps throughout the county, courtesy of the Christmas Kids. Mr. Wyatt and his wife, Carol, headed the United Way fundraising campaign in 2000. He is a member of the Fort Pierce Rotary, and has spent more than 20 years in television news, ending his career in Los Angeles at KTTV-Fox 11, anchoring and producing Dodger Central. Mr. Wyatt was one of the original anchors at ESPN and also served as their first West Coast Bureau Chief.

GENERAL INFORMATION

Annual Meeting	The Annual Meeting of the Stockholders will be held at First Peoples located at 1301 Port St. Lucie Boulevard, Port St. Lucie, Florida at 5:00 P.M., April 21, 2004.

Transfer Agent and	Registrar and Transfer Co.
Registrar	10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948

Corporate Counsel	Igler & Dougherty, P.A.
1501 Park Avenue East
Tallahassee, Florida 32301

Independent	Hacker, Johnson & Smith PA
Auditors	Certified Public Accountants
4901 Northwest 17th Way, Suite 306
Fort Lauderdale, Florida 33309

Form 10-KSB	A copy of the Form 10-KSB as filed with the Securities and Exchange Commission may be obtained by stockholders without charge upon written request to Nancy E. Aumack, Senior Vice President and Chief Financial Officer, 1301 Port St. Lucie Boulevard, Port St. Lucie, Florida 34952.

COMMON STOCK PRICES AND DIVIDENDS

The common stock of FPB Bancorp, Inc. is not actively traded, but was sold in a public offering in 2003 for $11.00 per share. As of December 31, 2003 the Company had declared a cash dividend of $.05 per share to be paid in the first quarter of 2004. Future dividends, if any, will be determined by the Board of Directors. As of December 31, 2003, FPB Bancorp, Inc. had approximately 900 holders of record of common stock.